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Jabberwock Reptiles Inc

Pet Store

959 Main St
Winchester, MA 01890
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Open until 7:00 PM
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INVESTMENT OPPORTUNITY
Jabberwock Reptiles Inc is seeking investment to open a new location.
Renovating LocationAdding A LocationLease Secured
Early Investor Bonus: The investment multiple is increased to 1.7 for the next $10,000 invested.
Profile
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THE TEAM
Stephen Ayer
President

Stephen Ayer is the Founder and President of Jabberwock Reptiles Inc. Stephen began his career studying biology, and worked in academic and bio technology before launching a successful web based business in 2001. In 2011 Stephen started Jabberwock Reptiles.

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Business Overview

Jabberwock Reptiles Inc is a unique pet store that focuses on the fast growing reptile, amphibian, and invertebrate pet market. Cold blooded animals can be challenging to keep properly and our staff is passionate about their care. We not only offer a variety of pets but we also carry the special supplies and foods that these fascinating creatures require.

Founded in 2011 in Winchester MA, we have expanded at our Winchester location several times and have finally out grown the space. We recently found a storefront a few miles away in Stoneham MA that will be our new home.

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PRESS
Interview With Jabberwock Reptiles Owner Stephen Ayer - Gecko Time

Opportunities to purchase reptiles, feeders and supplies in person in a store are largely limited to big box chain pet stores and large, well-known, privately owned stores. Globalization, the Internet and the economy have made any other option, such as the mom-and-pop reptile store, nearly an impossility. Despite these obstacles, Jabberwock Reptile Store owner Steve Ayer [...]

Jabberwock Reptiles: Winchester's most unusual pet store

Driving down Main Street in Winchester, one can expect to see many different businesses, but perhaps not one as unique as Jabberwock Reptiles. The store

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Greater Boston's Leading Reptile Store

We started Jabberwock Reptiles because of a single leopard gecko! My background as a scientist led to an interest in leopard gecko breeding, and before I knew it I had close to 100 geckos! I found the hobby to be fun and rewarding, but had to drive hours to find products and services. So 9 years ago Jabberwock Reptiles was born. [cite paper article]

I am proud to say that Jabberwock Reptiles is now a market-leading local reptile store in the Greater Boston and surrounding New England area. We have built deep roots in the community over the past 9 years, providing reptile enthusiasts and casual pet owners alike with curated top of the line products, specialized services and personalized customer advice. We take our role seriously, and listen carefully to our customers.

Our customers come in not only to purchase our products and services but to be part of the Jabberwock community, often lingering in the store to enjoy conversations with other customers and staff.

Diverse Revenue Streams

Of course we provide the products for each customer need, but we go beyond to match recommendations to each individual situation. We have tested countless products in our store, and have a deep understanding of keeping and breeding multiple species.

We started offering reptile boarding 5 years ago when our customer group told us they needed a vacation solution. While a neighbor may feed your fish, they may not want to feed live worms and insects to your bearded dragon! Boarding provides peace of mind for our customers that their pet is getting top-line care. Boarding has grown in popularity year over year, for summer, holiday and school vacation periods which means we are offering boarding essentially year-round. It has become so popular that we have to turn customers away, with reservations filling up early for the most popular times.

Other services that we provide include basic animal care and evaluation, including nail clipping and sex determination.

With the current pandemic, we would like to expand our customer service to include pet food delivery in the near future.

Growth

We have grown steadily at about 12% each year since we opened in Winchester in 2011. This year, despite the pandemic, we are on track to grow another 12% or more. We believe that we can grow our customer base even more by adding a number of new product lines to broaden the appeal to additional customer segments that may not have considered a reptile pet. We can also expand repeat business by offering a new delivery service.

We expect this growth to continue and potentially accelerate with our expansion plans.

Expansion Plans

With more space we can dramatically expand our popular terrarium, vivarium and bioactive habitat section. Creating complete, natural, green mini-ecosystems will bring in new customers that may be interested in aquaponics and plant based terraria without a reptile component. The benefits of having a bit of the natural world in our homes are well known - it makes us happy!

We also plan to create a learning space, with resources for anyone that wants to interact with the natural environment. We will include activities, kits and toys for adults and kids alike. Ecology, entomology, herpetology and adventure will all be on offer!

When allowed, we will host special events like talks and discussions by various experts, from reptile veterinarians to local park based naturalists in our expanded space. We intend for our expansion to drive customer engagement, offering in-store activities and fun experiences for reptile enthusiasts, families and curious newcomers.

Finally, the expanded 'backroom' space will allow boarding expansion, and room to initiate a delivery service and a vivarium creation service.

A new store drives new growth. We will expand our customer base with these new offerings, and drive growth rates of 25% or more in the coming years.

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Data Room
Investment Round Status

$40,000

TARGET

$70,000

MAXIMUM

This investment round closes on September 3, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Space Build-out $20,000
Equipment $10,600
Operating Capital $7,000
Mainvest Compensation $2,400
Total $40,000
Summary of Terms
Legal Business Name Jabberwock Reptiles Inc
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 1.7%-3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2028
Documents
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $650,000 $728,000 $800,800 $856,856 $916,836
Cost of Goods Sold $319,382 $357,707 $393,477 $421,020 $450,491
Gross Profit $330,618 $370,293 $407,323 $435,836 $466,345

EXPENSES

Rent $35,073 $35,949 $36,847 $37,768 $38,712
Utilities $24,595 $25,209 $25,839 $26,484 $27,146
Payroll $225,266 $230,897 $236,669 $242,585 $248,649
Advertising & Promotion $2,820 $2,890 $2,962 $3,036 $3,111
Charges & Fees $16,603 $18,595 $20,454 $21,885 $23,416
Office Related $2,950 $3,304 $3,634 $3,888 $4,160
Repairs & Maintenance $1,980 $2,029 $2,079 $2,130 $2,183
Equipment $146 $149 $152 $155 $158
Taxes $706 $790 $869 $929 $994

Supplies $4,209 $4,714 $5,185 $5,547 $5,935
Operating Profit $16,270 $45,767 $72,633 $91,429 $111,881
This information is provided by Jabberwock Reptiles Inc. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Financial Condition

Historical milestones

Jabberwock Reptiles has been operating since October 2011 and has since achieved the following milestones:

Opened location in Winchester, MA

Achieved revenue of $481,324.50 in 2018, which then grew to $557,032.40 in 2019.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors

Real Estate Risk

Jabberwock Reptiles has secured a location to lease, which will be necessary to conduct operations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Jabberwock Reptiles to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Jabberwock Reptiles Inc competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Jabberwock Reptiles Inc's core business or the inability to compete successfully against the with other competitors could negatively affect Jabberwock Reptiles Inc's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Jabberwock Reptiles Inc's management or vote on and/or influence any managerial decisions regarding Jabberwock Reptiles Inc. Furthermore, if the founders or other key personnel of Jabberwock Reptiles Inc were to leave Jabberwock Reptiles Inc or become unable to work, Jabberwock Reptiles Inc (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Jabberwock Reptiles Inc and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Jabberwock Reptiles Inc is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Jabberwock Reptiles Inc might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Jabberwock Reptiles Inc is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Jabberwock Reptiles Inc

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Jabberwock Reptiles Inc's financial performance or ability to continue to operate. In the event Jabberwock Reptiles Inc ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

This information is provided by Jabberwock Reptiles Inc. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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